Filed pursuant to 424(b)(3)
Registration No. 333-200594

INDUSTRIAL LOGISTICS REALTY TRUST INC.

SUPPLEMENT NO. 1 DATED NOVEMBER 2, 2016

TO THE PROSPECTUS DATED AUGUST 8, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated August 8, 2016 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To update the section of the Prospectus titled “The Advisor and The Advisory Agreement—The Advisory Agreement”;

B.	To provide information regarding expense support to be provided by the Advisor;

C.	To provide information regarding the cash distributions and stock dividends authorized by our board of directors; and

D.	To update the Distribution Reinvestment Plan attached to the Prospectus as Appendix F, effective November 1, 2016.

A.     Update to the section of the Prospectus titled “The Advisor and The Advisory Agreement—The Advisory Agreement”

1. The following updates the section of the prospectus titled “The Advisor and The Advisory Agreement—The Advisory Agreement” on pages 92-93 of the Prospectus.

We, the Operating Partnership, and the Advisor previously entered into the Advisory Agreement, pursuant to which the Advisor performs certain duties and responsibilities as a fiduciary of us and our stockholders. On October 27, 2016, we, the Operating Partnership and the Advisor entered into the Second Amended and Restated Advisory Agreement, which we refer to as the Amended and Restated Advisory Agreement, which amends and restates the Advisory Agreement, the terms of which generally remain unchanged except that the Amended and Restated Advisory Agreement provides clarification regarding certain expenses paid or incurred by the Advisor that could be paid or reimbursed by us or the Operating Partnership in connection with the Advisor’s performance of services under the Amended and Restated Advisory Agreement. Such reimbursable expenses expressly include personnel (and related employment) costs and overhead (including, but not limited to, allocated rent paid to both third parties and an affiliate of the Advisor, equipment, utilities, insurance, travel and entertainment, and other costs) paid or incurred by the Advisor or its affiliates, including, but not limited to, total compensation, benefits and other overhead of all employees involved in the performance of such services.

2. The following disclosure supersedes and replaces the fifth paragraph on page 92 of the Prospectus:

Subject to certain limitations, we reimburse or otherwise pay the Advisor for all of the costs it incurs in connection with the services it provides to us, including, but not limited to:

•	organization and offering expenses of up to 2.0% of the aggregate gross offering proceeds from the sale of shares in our public offerings, including shares issued pursuant to our distribution reinvestment plan, including legal, accounting, printing and other offering expenses, as well as distribution-related costs and expenses of the Dealer Manager and participating broker dealers, including bona-fide due diligence expenses;

•	acquisition expenses incurred in connection with the selection, acquisition, development or origination of our investments, whether or not such investments are acquired;

•	the actual cost of goods and services used by us and obtained from persons unaffiliated with the Advisor, other than acquisition expenses, including brokerage fees paid in connection with the purchase and sale of our investments;

•	interest and other costs for borrowed money, including discounts, points and other similar fees;

•	taxes and assessments on our income or the income of our properties and any other taxes imposed on us;

•	costs associated with insurance required in connection with our business or by our officers and directors;

•	expenses of managing and operating of our investments, whether payable to an affiliate or a third party;

•	expenses in connection with the compensation of our directors, meetings of our board of directors, and our stockholder meetings;

•	expenses associated with a listing of our shares on a national securities exchange or the receipt by our stockholders of securities that are listed on a national securities exchange in exchange for our shares, if applicable;

•	expenses in connection with our payment of distributions in cash or otherwise to our stockholders;

•	expenses in connection with our organization, conversion or termination or the amendment or modification of our charter;

•	expenses in connection with stockholder communications, including the cost of preparing, printing, and mailing annual reports and other stockholder reports and proxy statements;

•	personnel and related employment costs and overhead (including, but not limited to, allocated rent paid to both third parties and an affiliate of the Advisor, equipment, utilities, insurance, travel and entertainment, and other costs) incurred by the Advisor or its affiliates in performing the services under the Advisory Agreement, including, but not limited to, total compensation, benefits and other overhead of all employees involved in the performance of such services, including the compensation payable to our principal executive officer and our principal financial officer; provided, however, that we will not reimburse the Advisor or its affiliates if the Advisor or its affiliates for such costs to the extent that such personnel perform services for which the Advisor receives a separate fee;

•	audit, accounting and legal fees and other fees for professional services relating to our operations and all such fees incurred at the request, or on behalf of, the independent directors or any committee of the board;

•	out-of-pocket costs for the Corporation to comply with all applicable laws, regulations and ordinances; and

•	any other expenses incurred by the Advisor in performing its duties under the Advisory Agreement.

B.     Expense Support Agreement

The following updates the sections of the prospectus titled “Prospectus Summary—Compensation to the Advisor and its Affiliates” and “Management Compensation” on pages 6-12 and 95-103, respectively, of the Prospectus.

On October 27, 2016, we entered into an Expense Support Agreement, which we refer to as the Expense Support Agreement, with the Operating Partnership and the Advisor. Pursuant to the Expense Support Agreement, effective for each quarter between October 1, 2016 and ending September 30, 2019, the Advisor has agreed to defer payment of all or a portion of the asset management fees otherwise payable to it pursuant to the Amended and Restated Advisory Agreement, if Company-defined funds from operations, as disclosed in our quarterly and annual reports, which we refer to as CDFFO, for a particular quarter is less than the aggregate gross cash distributions declared for such quarter, assuming all such cash distributions had been declared at the quarterly distribution rate for Class A shares of common stock authorized by our board of directors for such quarter, which we refer to as the Baseline Distributions. The amount of the asset management fees that will be deferred for a particular quarter, if any, will equal the lesser of (i) the difference between CDFFO and Baseline Distributions for such quarter and (ii) the total asset management fees payable to the Advisor pursuant to the Amended and Restated Advisory Agreement for such quarter. In addition, if in a given calendar quarter, our CDFFO is less than Baseline Distributions for such quarter, and the deferred asset management fee is not sufficient to satisfy the shortfall for such quarter, which we refer to as a Deficiency, the Advisor will be required to fund certain of our or the Operating Partnership’s expenses in an amount equal to such Deficiency.

In no event will the aggregate of the deferred asset management fees and the Deficiency support payments exceed $30.0 million, which we refer to as the Maximum Amount.

Subject to certain conditions, the Advisor is entitled to reimbursement from us for any asset management fees that are deferred and any expense support payments that the Advisor makes pursuant to the Expense Support Agreement; provided, that, we will not be obligated to reimburse the Advisor for any amount not reimbursed by us to the Advisor within three years after the quarter in which such reimbursable amount originated. For any quarter in which CDFFO exceeds Baseline Distributions for that quarter, the Expense Support Agreement requires that we reimburse the Advisor in an amount equal to the lesser of (i) the difference between CDFFO and Baseline Distributions and (ii) the sum of all outstanding reimbursable amounts. Our obligation to reimburse the Advisor will be non-interest bearing.

During the term of the Expense Support Agreement, we may be able to use cash flow from operations to pay distributions to its stockholders that would otherwise be used to pay asset management fees or expenses. Although the Expense Support Agreement has an effective term through September 30, 2019, the Expense Support Agreement may be terminated prior thereto without cause or penalty by a majority of our independent directors upon 30 days’ prior written notice to the Advisor. In addition, the Advisor’s obligations under the Expense Support Agreement will immediately terminate upon the earlier to occur of (i) the termination or non-renewal of the Amended and Restated Advisory Agreement, (ii) the delivery by us of notice to the Advisor of our intention to terminate or not renew the Advisory Agreement, (iii) our completion of a liquidity event or (iv) the time the Advisor has deferred, waived or paid the Maximum Amount. Except with respect to the early termination events described above, any obligation of the Advisor to make payments under the Expense Support Agreement with respect to the calendar quarter ending September 30, 2019 will remain operative and in full force and effect through the end of such quarter.

When the Expense Support Agreement terminates, the Advisor will not have an obligation to defer fees or support expenses in order to support our cash distributions. Notwithstanding the foregoing, amounts deferred or reimbursed pursuant to the Expense Support Agreement shall survive any termination or expiration and remain subject to the reimbursement terms described above without modification or acceleration.

C.    Cash Distributions and Stock Dividends

Our board of directors authorized daily cash distributions to all common stockholders of record as of the close of business on each day commencing on the date that the minimum offering requirements are met in connection with this offering and ending on the last day of the quarter in which the minimum offering requirements are met, which we refer to as the Initial Quarter. The distributions for the Initial Quarter were authorized at a quarterly rate of (i) $0.1295 per Class A share of common stock and (ii) $0.1295 per Class T share of common stock and per Class W share of common stock less the respective annual distribution fees that are payable monthly with respect to such Class T shares and Class W shares (calculated on a daily basis). Cash distributions for the Initial Quarter will be paid in cash or reinvested in shares of our common stock for those electing to participate in the distribution reinvestment plan on a date determined by us that is no later than March 31, 2017. In addition, subject to the minimum offering requirements being satisfied on or before December 31, 2016 (and therefore the Initial Quarter ending on December 31, 2016), our board of directors has authorized daily cash distributions to all common stockholders of record as of the close of business on each day of the first quarter of 2017 at the respective quarterly rates per Class A share, Class T share and Class W share of common stock at which our board of directors has authorized cash distributions for the Initial Quarter. Any such cash distributions payable for the first quarter of 2017 shall be aggregated and paid on a date determined by us. There can be no assurances that the current cash distribution rate will be maintained.

Distributions will be calculated based on the number of days each stockholder has been a stockholder of record. For stockholders participating in the distribution reinvestment plan, distributions attributable to the class of shares they own will be reinvested into additional shares of the same class of common stock. Some or all of the distributions may be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which could include borrowings and net proceeds from primary shares sold in our public offering, proceeds from the issuance of shares pursuant to the distribution reinvestment plan, cash resulting from a waiver or deferral of fees otherwise payable to the Advisor or its affiliates, cash resulting from the Advisor or its affiliates paying certain of our expenses, proceeds from the sales of assets, and our cash balances. We have not established a cap on the amount of our distributions that may be paid from any of these sources.

In addition to the cash distributions described above, our board of directors has authorized special daily stock dividends to all common stockholders of record as of the close of business on each day for the first, second and third quarters of 2017 in an amount equal to $0.0000410959 of a share of common stock on each outstanding share of common stock. The special stock dividends attributable to a particular class of shares of our common stock will be issued as additional shares of the same class of common stock. The special stock dividends will be issued and recorded in our stockholder records on or about the first business day of the calendar month immediately following the last day of the applicable calendar quarter.

D.     Update to the Distribution Reinvestment Plan

Our board of directors has approved and adopted the Second Amended and Restated Distribution Reinvestment Plan, effective November 1, 2016, which we refer to as the Amended DRP. The Amended DRP clarifies that the price at which additional shares of common stock may be purchased pursuant to the distribution reinvestment plan is $9.0355 per share rather than $9.04 per share, which is the price per share rounded to the nearest whole cent. We did not amend any of the other terms of the plan. Accordingly, Appendix F to the Prospectus is hereby replaced with the Amended DRP attached to this Supplement as Appendix F.

APPENDIX F: SECOND AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN

This SECOND AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN (“Plan”) is adopted by the board of directors (the “Board”) of Industrial Logistics Realty Trust Inc., a Maryland corporation (“ILT” or the “Company”), pursuant to its charter (the “Charter”). Unless otherwise defined herein, capitalized terms shall have the same meaning as set forth in the Charter.

1. Distribution Reinvestment. As agent for the stockholders (the “Stockholders”) of the Company who (i) purchase shares of the Company’s common stock (“Shares”) pursuant to the Company’s initial public offering (the “Initial Offering”), or (ii) purchase Shares pursuant to any future offering of the Company (“Future Offering”), and who elect to participate in the Plan, the Company will apply all cash distributions declared and paid in respect of the Shares held by each participating Stockholder (the “Dividends”), including Dividends paid with respect to any full or fractional Shares acquired under the Plan, to the purchase of additional Shares of the same class for such participating Stockholders directly, if permitted under state securities laws and, if not, through the Dealer Manager or Soliciting Dealers registered in the participating Stockholder’s state of residence.

Additionally, as agent for the holders of limited partnership interests (the “OP Interests”) of ILT Operating Partnership LP (the “Partnership”) who acquire such OP Interests as a result of any transaction of the Partnership, and who elect to participate in the Plan (together with the participating Stockholders, the “Participants”), the Partnership will apply all distributions declared and paid in respect of the OP Interests held by each Participant (the “Distributions”), including Distributions paid with respect to any full or fractional OP Interests acquired, to the purchase of Shares having the same class designation as the applicable class of OP Units for such Participant to which such Distributions are attributable for such Participant directly, if permitted under state securities laws and, if not, through the Dealer Manager or Soliciting Dealers registered in the Participant’s state of residence.

2. Effective Date. The effective date of this Plan shall be November 1, 2016.

3. Procedure for Participation. Any Stockholder or holder of OP Interests that has received a prospectus, as contained in a registration statement of the Company registering the class of Shares to be purchased by such Stockholder or holder of OP Interests under this Plan (the “Plan Shares”) and filed with the Securities and Exchange Commission (the “Commission”), may elect to become a Participant by completing and executing the subscription agreement, an enrollment form or any other appropriate authorization form as may be available from the Company, the Partnership, the Dealer Manager or Soliciting Dealer, including an acknowledgment that a prospectus, as contained in the Company’s registration statement filed with the Commission and amended or supplemented to date, has been delivered or made available to such Stockholder or holder of OP Interests. Participation in the Plan will begin with the next Dividend or Distribution payable after acceptance of a Participant’s subscription, enrollment or authorization, and for all Dividend or Distribution payment dates thereafter. Shares will be purchased under the Plan on the date that Dividends or Distributions are paid by the Company or the Partnership, as the case may be. The Company intends to pay Dividends and, on behalf of the Partnership, Distributions on a quarterly basis. If at any time prior to the listing of the Shares on a national stock exchange, the information provided by a Participant in the subscription agreement changes, including but not limited to a Participant no longer being able to make the representations or warranties set forth in the subscription agreement, the Company requests that the Participant promptly so notify the Company in writing.

4. Purchase of Shares. Participants will acquire Plan Shares at a price equal to $9.0355 per Share until the earliest of (i) all the Plan Shares registered in the Initial Offering and any Future Offering are issued, (ii) the Initial Offering and any Future Offering of Plan Shares terminate and the Company elects to deregister with the Commission the unsold Plan Shares, (iii) the shares of the Company’s common stock are listed on a national securities exchange, at which time any registered Plan Shares then available under the Plan will be sold at a price equal to the fair market value of such class of Shares, as determined by the Company’s Board by reference to the applicable sales price in respect to the most recent trades occurring on or prior to the relevant distribution date, or (iv) the Company’s Board, in its sole discretion, determines for any reason to modify the Plan to provide for a higher or lower price at which Plan Shares may be purchased. Any such price modification may be arbitrarily determined by the Board, or may be determined on a different basis, including but not limited to a price equal to an estimated value per share of such class of Shares or the then current net asset value per share of such class of Shares, as calculated in accordance with policies and procedures to be developed by the Board. Participants in the Plan may also purchase fractional Shares so that 100% of the Dividends or Distributions will be used to acquire Shares. However, a Participant will not be able to acquire Plan Shares to the extent that any such purchase would cause such Participant to exceed the Aggregate Share Ownership Limit or the Common Share Ownership Limit as set forth in the Charter or otherwise would cause a violation of the Share ownership restrictions set forth in the Charter.

Shares to be distributed by the Company in connection with the Plan may (but are not required to) be supplied from: (a) the Plan Shares which will be registered with the Commission in connection with the Company’s Initial Offering, (b) Shares to be registered with the Commission in a Future Offering for use in the Plan (a “Future Registration”), or (c) Shares of the Company’s common stock purchased by the Company for the Plan in a secondary market (if available) or on a stock exchange (if listed) (collectively, the “Secondary Market”). Shares purchased in any Secondary Market will be purchased by the Company at the then-prevailing market price, which price will be utilized for purposes of issuing such Shares in the Plan. Shares acquired by the Company in any Secondary Market or registered in a Future Registration for use in the Plan may be at prices lower or higher than the Share price which will be paid for the Plan Shares pursuant to the Initial Offering.

If the Company acquires Shares in any Secondary Market for use in the Plan, the Company shall use its reasonable efforts to acquire Shares at the lowest price then reasonably available. However, the Company does not in any respect guarantee or warrant that the Shares so acquired and purchased by the Participant in the Plan will be at the lowest possible price. Further, irrespective of the Company’s ability to acquire Shares in any Secondary Market or to make a Future Offering for Shares to be used in the Plan, the Company is in no way obligated to do either, in its sole discretion.

5. Taxes. IT IS UNDERSTOOD THAT REINVESTMENT OF DIVIDENDS AND DISTRIBUTIONS DOES NOT RELIEVE A PARTICIPANT OF ANY INCOME TAX LIABILITY WHICH MAY BE PAYABLE ON THE DIVIDENDS AND DISTRIBUTIONS. ADDITIONAL INFORMATION REGARDING POTENTIAL PARTICIPANT INCOME TAX LIABILITY MAY BE FOUND IN THE PUBLIC FILINGS MADE BY THE COMPANY WITH THE COMMISSION.

6. Share Certificates. The ownership of the Shares purchased through the Plan will be in book-entry form unless and until the Company issues certificates for its outstanding common stock.

7. Reports. Within 90 days after the end of the Company’s fiscal year, the Company shall provide, or cause to be provided, to each Stockholder an individualized report on his or her investment, including the purchase date(s), purchase price and number of Shares owned, as well as the dates of Dividend and/or Distribution payments and amounts of Dividends and/or Distributions paid during the prior fiscal year. In addition, the Company shall provide, or cause to be provided, to each Participant an individualized report at the time of each Dividend and/or Distribution payment showing the number of Shares owned prior to the current Dividend and/or Distribution, the amount of the current Dividend and/or Distribution and the number of Shares owned after the current Dividend and/or Distribution.

8. Termination by Participant. A Participant may terminate participation in the Plan at any time, without penalty, by delivering to the Company a written notice. Such notice must be received by the Company prior to the last day of a quarter in order for a Participant’s termination to be effective for such quarter (i.e., a termination notice will be effective as of the last day of the quarter in which it is received and will not affect participation in the Plan for any prior quarter). Further, any transfer of Shares by a Participant to a non-Participant will terminate participation in the Plan with respect to the transferred Shares. In addition, the receipt by the Company of a request from a Participant for redemption of all of the Participant’s Shares will terminate the Participant’s participation in the Plan. A Participant who chooses to terminate participation in the Plan must terminate his or her entire participation in the Plan and will not be allowed to terminate in part. There are no fees associated with a Participant’s terminating his or her interest in the Plan. A Participant in the Plan who terminates his or her interest in the Plan will be allowed to participate in the Plan again by notifying the Company and completing any required forms, including an acknowledgment that the then current version of the prospectus or a separate current prospectus relating solely to the Plan has been delivered or made available to the Participant. If the Company intends to list the Shares on a national stock exchange, the Plan may be terminated, and any balance in a terminating Participant’s account that does not reflect a whole number of Shares will be distributed to the terminating Participant in cash. From and after termination of Plan participation for any reason, Dividends and/or Distributions will be distributed to the Stockholder or holder of OP Interests in cash.

9. Amendment or Termination of Plan by the Company. The Board of the Company may by majority vote (including a majority of the Independent Directors) amend or terminate the Plan for any reason; provided, however, that if the Board materially amends the Plan or terminates the Plan, such material amendment or termination, as applicable, shall only be effective upon 10 days’ written notice to the Participants, which notice shall be provided by the Company in a Current Report on Form 8-K publicly filed with the Commission.

10. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (a) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to receipt of notice in writing of such death; or (b) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account. To the extent that indemnification may apply to liabilities arising under the Securities Act or the securities laws of a particular state, the Company has been advised that, in the opinion of the Commission and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.